     Exhibit 99.4



     HQ/CS/CL.24B/9320
     August 20, 2002

     Sir,
          Sub: Change in Company's Directorate - Appointment of Directors

          This is to inform you that at the 129th Meeting of the Board of Directors held today, the Chairman, Mr. R.N. Tata, informed that Mr. S.K. Gupta, the present Managing Director of the Company, on his superannuation on 30 September 2002 from VSNL, will be appointed by Tatas as their senior executive for a period of five years and will be deputed to VSNL for a period of upto two years as its Managing Director. The Board approved the reappointment of Mr. Gupta as the Managing Director of the Company for a period of upto two years w.e.f. 1 October 2002 on deputation basis from Tatas. The Chairman also mentioned the above to the shareholders at the 16th Annual General Meeting held today.

     2. At the same meeting, the Board also appointed Mr. Vivek Singhal and Professor Ashok Jhunjhunwala as Additional Directors (Independent Directors) on the Board of VSNL with effect from the conclusion of 16th Annual General Meeting held today.

     3.   This is for your information and records.

          Thanking you,
     Yours faithfully,
     For Videsh Sanchar Nigam Limited


     Satish Ranade

     1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

     2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

     3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

     4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

     5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051. Fax Nos.: (22) 6598237/38.

     6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax
Nos.: 497 29 93.

     7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

     8. M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114,
FAX 837 5646

     9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No.: +1 2126565071

     10. Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 023. Fax: 267 3199

     11. Mr. S.H. Rajadhyaksha, Director, Panatone Finvest Limited, Tata Industries Limited. Fax No.: 204 7996.

     12.  Corporate FInance, DGM(FA), for SEC filing requirements, Fax 1195.

     13.  Shri U.C. Burman, DGM(Internet), for hosting on website.